

Bombardier Recreational Products Inc.

Press Release

BRP REPORTS FIRST QUARTER FINANCIAL RESULTS

Highlights:

- **Q1 consolidated gross profit grew by 28%**
- **Cost reduction plan showing positive results**
- **Consolidated Adjusted EBITDA reached $43.1 million for the first quarter of fiscal 2006 compared to $35.3 million for the first quarter of fiscal 2005**
- **ATVs 2006 line-up shifts focus on rec-ute, sports and youth markets**
- **Evinrude 2006 expands environmentally-friendly E-TEC line-up from 40 to 250 hp**

***Valcourt, Québec, June* 28, 2005** — Bombardier Recreational Products Inc., a privately-held company branded as "BRP," today reported that consolidated revenues for the three-month period ended April 30, 2005 reached $594.0 million, a decrease of $29.9 million or 5%, when compared to revenues of $623.9 million for the same period last fiscal year. The decrease is due to the unfavourable impact of the strengthening of the Canadian dollar as compared to the U.S. dollar for approximately $28.0 million.

Consolidated gross profit reached $115.3 million for the three-month period ended April 30, 2005 compared to $90.2 million for the same period last fiscal year, an increase of 28%. This increase is primarily due to favourable product and pricing mix for approximately $19.2 million, reduced production costs for approximately $9.8 million as a result of product complexity reduction and restructuring of the operations, all of which were offset by unfavourable exchange rates variations for approximately $10.0 million. Gross profit for the first quarter of the previous fiscal year was unfavourably impacted by $6.4 million as a result of inventory sold during that period, which had been increased to the distributor's selling prices.

Operating expenses, comprised of selling and marketing, research and development and general and administrative expenses, amounted to $100.4 million for the three-month period ended April 30, 2005, a $2.5 million decrease when compared to $102.9 million for the same period last fiscal year. As a percentage of consolidated revenues, operating expenses are relatively stable at approximately 17%.

Consolidated Adjusted EBITDA reached $43.1 million for the three-month period ended April 30, 2005 compared to $35.3 million, an increase of 22% over the same period last fiscal year. The improvement in consolidated adjusted EBITDA resulted mainly from the increased gross profit.

Financing costs totalled $8.1 million for the three-month period ended April 30, 2005 compared to $13.7 million for the same period last fiscal year, a 41% decrease. The $5.6 million reduction results mainly from lower borrowings pursuant to the debt repayments, lower effective interest rate and reduced amortisation of the deferred financing costs.

Foreign exchange losses amounted to $9.8 million for the three-month period ended April 30, 2005 compared to $35.4 million for the three-month period ended April 30, 2004. A significant portion ($5.7 million and $21.2 million, respectively, for the first quarter of fiscal 2006 and 2005) of the foreign exchange losses resulted from the Company's exposures to foreign exchange movements on the U.S. dollar denominated debt.

As a result of the above, net loss for the three-month period ended April 30, 2005 amounted to $2.8 million, an improvement of $45.4 million compared to the net loss of $48.2 million for the three-month period ended April 30, 2004.

"I am pleased with our results because our cost reduction plan is working and we expect it to continue. Product complexity reduction and changes in our operational structure have greatly improved our cost structure and also our ability to offset the fluctuations of the Canadian dollar against the U.S. dollar and the Euro," said José Boisjoli, BRP's president and CEO.

BRP operates in two segments: the Powersports segment includes snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax® engines; the Marine Engines segment includes outboard engines.

Powersports segment revenues reached $471.8 million for the three-month period ended April 30, 2005 as compared to $484.2 million for the same period last fiscal year. The decrease was caused by an unfavourable impact of the strengthening of the Canadian dollar for approximately $21.0 million partially offset by favourable product mix of approximately $10.0 million. The increased number of personal watercraft sold, as a result of a management decision to postpone production to the current fiscal quarter in order to better align the production schedule with the retail season, was offset by a decrease in the number of ATVs sold and also by a reduction in the number of Rotax engines delivered to OEMs. The reduction in the number of ATVs sold is due to the SKUs (stock keeping units) rationalisation and no scheduled deliveries under the Deere & Company manufacturing supply agreement.

The Powersports segment operating income amounted to $33.0 million for the three-month period ended April 30, 2005 as compared to $6.6 million for the same period last fiscal year. The favourable impact of improved product mix and the SKU rationalisation of approximately $11.0 million, in addition to the improved production costs and lower operating expenses of approximately $15.8 million, was offset in part by unfavourable movements in foreign exchange rates of approximately $7.0 million.

With its 2005 models, BRP maintained its leading position in the snowmobile business. In fact, the BRP dealers attending the Club Lynx, held in spring, were introduced to 21 new models. On the racing circuits, Janne Tapio won his second World Championship with his new Lynx R-evo 800. The Summit 800 also dominated the North American high climbing circuits, winning 2 Jackson Hole Championships, the Hillclimb Stock King of the Hill and the Hillclimb King of Kings.

BRP's decision to no longer offer Traxter utility-oriented models was prompted by the decrease in the number of ATVs sold is due to the decline of the utility ATV market segment. However, BRP's 2006 line-up led by the new Outlander ™ 800 H.O. EFI model reflects its approach to the all-terrain vehicle market which is focusing on recreation-utility "rec-ute", sports and youth enthusiasts.

Marine Engines segment revenues decreased to $138.6 million for the three-month period ended April 30, 2005 compared to $151.1 million for the same period last fiscal year. The decrease results primarily from lower number of units sold resulting from the reduction of the number of SKUs for approximately $8.0 million and the strengthening of the Canadian dollar in relation to the US dollar for approximately $7.0 million. The number of Evinrude E-TEC engines sold increased, but was offset by a voluntary reduction of product offerings for other technologies.

Marine Engines segment operating loss amounted to $4.8 million for the three-month period ended April 30, 2005 as compared to $11.6 million for the same period last year. The decrease in the segment's operation loss results from improved margins due to the SKU rationalisation, better margins on the Evinrude E-TEC outboard engines and better channel mix.

In April, Evinrude E-TEC won the *Clean Air Technology Excellence Award* from the US EPA (Environmental Protection Agency), marking the first time ever that a marine engine has received this prestigious recognition for improving air quality and a safer boating environment. The award confirms that Evinrude E-TEC two-stroke technology produces lower exhaust emissions including lower carbon monoxide and meets stringent 2006 EPA, European Union, and 2008 California Air Resources Board 3-Star ultra-low emissions standards.

BRP also launched its Evinrude 2006 line-up, introducing a V4 E-TEC platform for the 115 and 130 hp and a V6 platform for the 150, 175, and 200 hp. As of fall 2005, the Evinrude E-TEC line-up will include five platforms and 13 models from 40 through 250 hp.

"I am proud of BRP's product line-up. We are showing the industry our leadership in the introduction of innovative and exciting new products, added Boisjoli. This, coupled with our successful cost reduction plan will provide us with the flexibility we need to achieve growth," concluded Boisjoli.

BRP amended and restated its consolidated financial statements and other financial information for the year ended January 31, 2005 and for each quarters in the year then ended with respect to the accounting for certain forward foreign exchange contracts.

For the year ended January 31, 2005, the non-cash restatement had a favorable effect of $12.5 million on the Company's consolidated statement of income and no effect on the cash flows. The restatement had no significant impact on the consolidated balance sheet as at January 31, 2005.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC™, Bombardier* all-terrain vehicles (ATV), Rotax® engines and karts.

See attached unaudited interim consolidated balance sheets, consolidated statements of operations, and cash flows and schedules of consolidated adjusted EBITDA.

This release refers to non-GAAP financial measures, such as EBITDA and Consolidated Adjusted EBITDA. In addition to the results reported in accordance with Canadian GAAP, the Company uses non-GAAP financial measures as supplemental indicators of operating performance and financial position. Management uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Management believes non-GAAP financial results reported provide more insight into the Company's performance.

EBITDA and Consolidated Adjusted EBITDA. EBITDA are defined as earnings before financing costs, taxes, depreciation and amortisation. Consolidated Adjusted EBITDA includes the further adjustments described below. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. The Company's Credit Agreement and the indenture governing the Senior Subordinated Notes contain covenants tied to similar measures. Management believes that EBITDA and Consolidated Adjusted EBITDA are a fair representation of and provide information with respect to the Company's ability to service its debt. However, these measures should not be considered as substitutes for, or superior to, measures of operating income, cash flow from operations, net income, total debt or other measures of financial performance prepared in accordance with GAAP.

The Company defines Consolidated Adjusted EBITDA as earnings from continuing operations before financing costs, taxes, depreciation and amortisation and certain elements of other income or expense. Because Consolidated Adjusted EBITDA excludes financing and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. The Company uses the Consolidated Adjusted EBITDA measure as a supplemental cash flow measure as Consolidated Adjusted EBITDA also excludes depreciation and amortisation, both of which are non-cash charges. Consolidated Adjusted EBITDA, adjusted for certain impacts resulting from purchase accounting and other income and expenses such as unrealised foreign exchange gains and losses on translation of long-term debt, accretion in carrying value of redeemable preferred shares and loss on early redemption of preferred shares all of which are items not considered relevant to operating performance.

This release contains certain forward-looking statements with respect to our financial condition, results of operations and business. All of these forward-looking statements, which can be identified by the use of terminology such as "subject to," "believe," "expects," "may," "will," "should," "can," or "anticipates," or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy, although believed to be reasonable, are inherently uncertain. Factors which may materially affect such forward-looking statements include: (i) slow or negative growth in the recreational products industry; (ii) interruption of business or negative impact on sales and earnings due to acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service; (iii) adverse publicity regarding safety issues; (iv) increased competition; (v) increased costs; (vi) loss or retirement of key members of management; (vii) increases in the cost of borrowings and unavailability of additional debt or equity capital; (viii) changes in general worldwide economic and political conditions in the markets in which BRP may compete from time to time; (ix) the inability of BRP to gain and/or hold market share of its wholesale and/or retail customers anywhere in the world; (x) the inability of BRP's clients to obtain and/or renew insurance; (xi) exposure to, and expense of defending and resolving, product liability claims and other litigation; (xii) the ability of BRP to successfully implement its business strategy; (xiii) the inability of BRP to manage its retail, wholesale, manufacturing and other operations efficiently; (xiv) consumer acceptance of BRP's products; (xv) fluctuations in foreign currencies, including the Canadian Dollar; (xvi) import-export controls on sales to foreign countries; (xvii) introduction of new federal, state, local or foreign legislation or regulation or adverse determinations by regulators anywhere in the world; (xviii) the mix of BRP's products and the profit margins thereon; and (xix) other factors beyond BRP's control.

Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

® ™ Trademarks of Bombardier Recreational Products Inc. or its subsidiaries.
* Trademark of Bombardier Inc. used under license.

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For information:

Pierre Pichette	Stéphanie Vaillancourt
Vice president,	Manager,
Communications and Public affairs	Financing and Investor relations
Tel: 450-532-5188	Tel: 514-732-7061
pierre.pichette@brp.com	stephanie.vaillancourt@brp.com
www.brp.com	

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(millions of Canadian dollars)	Three-month period ended April 30, 2005	Three-month period ended April 30, 2004
		(restated)
Revenues	**$ 594.0**	$ 623.9
Cost of sales	**478.7**	533.7
Gross profit	**115.3**	90.2
Operating expenses		
Selling and marketing	**44.2**	39.3
Research and development	**27.1**	29.6
General and administrative	**29.1**	34.0
Total operating expenses	**100.4**	102.9
Operating income (loss) from continuing operations	**14.9**	(12.7)
Other (income) and expenses		
Financing costs	**8.1**	13.7
Gain on disposal of assets held for sale	**(1.5)**	—
Accretion in carrying value of redeemable preferred shares	**—**	1.0
Foreign exchange loss	**9.8**	35.4
Loss from continuing operations before income taxes	**(1.5)**	(62.8)
Income tax expense (recovery)	**1.3**	(15.8)
Loss from continuing operations	**(2.8)**	(47.0)
Loss from discontinued operations, net of income tax	**—**	(1.2)
Net loss	**$ (2.8)**	$ (48.2)

UNAUDITED CONSOLIDATED BALANCE SHEETS

(millions of Canadian dollars)	As at **April 30, 2005**	As at **January 31, 2005**
ASSETS		(restated)
Current assets		
Cash and cash equivalents	**$ 35.0**	$ 150.3
Receivables	**106.3**	112.7
Inventories	**319.4**	302.1
Other assets	**140.7**	150.4
Total current assets	**601.4**	715.5
Property, plant and equipment	**416.8**	425.8
Goodwill	**120.6**	119.9
Trademarks	**151.1**	151.1
Other intangible assets	**75.0**	78.1
Other assets	**54.2**	66.5
	$ 1,419.1	$ 1,556.9
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Bank loans	**$ —**	$ 12.3
Accounts payable and accrued liabilities	**555.6**	595.2
Current portion of long-term debt	**0.6**	147.2
Total current liabilities	**556.2**	754.7
Long-term debt	**315.6**	249.5
Deferred income taxes	**26.7**	38.0
Employee future benefits liability	**125.0**	122.2
Other long-term liabilities	**28.7**	28.5
Total liabilities	**1,052.2**	1,192.9
Shareholder's equity		
Capital stock	**364.5**	364.4
Contributed surplus	**2.8**	2.3
Retained earnings	**8.2**	11.0
Cumulative translation adjustment	**(8.6)**	(13.7)
	366.9	364.0
	$ 1,419.1	$ 1,556.9

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(millions of Canadian dollars)	Three-month period ended April 30, 2005	Three-month period ended April 30, 2004 (restated) [1]
Operating Activities		
Loss from continuing operations	**$ (2.8)**	$ (47.0)
Non-Cash Items		
Depreciation and amortisation	**26.1**	30.1
Amortisation of deferred financing costs	**1.1**	1.6
Employee stock compensation	**0.5**	0.7
Deferred income taxes	**(3.5)**	(20.0)
Gain on disposal of assets held for sale	**(1.5)**	—
Accretion in carrying value of redeemable of preferred shares	**—**	1.0
Gains on interest rate swaps	**(0.2)**	—
Foreign exchange loss	**10.0**	34.1
Net change in non-cash working capital balances related to operations	**(34.9)**	(29.4)
Cash flows from operating activities	**(5.2)**	(28.9)
Investing Activities		
Additions to property, plant and equipment	**(10.5)**	(8.5)
Proceeds on disposal of assets held for sale	**4.9**	—
Business acquisition	**(5.3)**	(6.4)
Other	**0.2**	—
Cash flows from investing activities	**(10.7)**	(14.9)
Financing Activities		
Decrease in bank loans	**(12.3)**	—
Increase in capital stock	**0.1**	6.5
Repayment of long-term debt	**(147.2)**	—
Issuance of long-term debt	**62.1**	—
Other	**—**	(2.7)
Cash flows from financing activities	**(97.3)**	3.8
Effect of exchange rates changes on cash and cash equivalents	**(2.1)**	2.0
Cash flows from continuing operations	**(115.3)**	(38.0)
Cash flows from discontinued operations	**—**	(5.7)
Net decrease in cash and cash equivalents	**(115.3)**	(43.7)
Cash and cash equivalents at beginning of period	**150.3**	196.2
Cash and cash equivalents at end of period	**$ 35.0**	$ 152.5
Supplemental information		
Cash paid for:		
Interest	**$ 2.0**	$ 2.0
Income taxes	**2.8**	5.2

UNAUDITED INTERIM SEGMENTED STATEMENTS OF INCOME
For the Three-month Periods Ended

(millions of Canadian dollars)	Consolidated		Powersports		Marine Engines	
	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
		(restated)		(restated)		
External revenues	$ 594.0	$ 623.9	$ 464.6	$ 480.3	$ 129.4	$ 143.6
Intersegment revenues	—	—	7.2	3.9	9.2	7.5
Segment revenues	594.0	623.9	471.8	484.2	138.6	151.1
Cost of sales and operating expenses	540.2	599.2	418.0	453.7	138.6	156.9
Depreciation and amortisation	25.6	29.7	20.8	23.9	4.8	5.8
	565.8	628.9	438.8	477.6	143.4	162.7
Segment operating profit (loss)	28.2	(5.0)	33.0	6.6	(4.8)	(11.6)
Corporate and other	12.8	7.2				
Amortisation dealer network	0.5	0.5				
Operating income (loss)	14.9	(12.7)				
Financing cost	8.1	13.7				
Accretion in carrying value of redeemable preferred share	—	1.0				
Gain on disposal of assets held for sale	(1.5)	—				
Foreign exchange losses	9.8	35.4				
Loss before income taxes	$ (1.5)	$ (62.8)				

UNAUDITED SCHEDULES OF CONSOLIDATED ADJUSTED EBITDA

(millions of Canadian dollars)	Three-month period ended April 30, 2005	Three-month period ended April 30, 2004
		(restated)
Loss from continuing operations	**$ (2.8)**	$ (47.0)
Financing cost	**8.1**	13.7
Accretion in the carrying value of redeemable preferred shares	**—**	1.0
Income tax expense (recovery)	**1.3**	(15.8)
EBIT	**6.6**	(48.1)
Depreciation and amortisation	**26.1**	30.1
EBITDA	**32.7**	(18.0)
Adjustments:		
Impact of fair value increments of inventory on cost of sales	**—**	6.4
Impact of foreign exchange contracts not subject to hedge accounting	**5.0**	24.2
Foreign exchange loss on long-term debt	**5.7**	21.2
Management fee	**0.7**	0.8
Employee stock compensation	**0.5**	0.7
Gain on disposal of assets held for sale	**(1.5)**	—
Consolidated Adjusted EBITDA	**$ 43.1**	$ 35.3